Mail Stop 0510

      March 31, 2005

Via U.S. mail and facsimile

Mr. David L. Hatcher
President and Chief Executive Officer, KMG Chemicals, Inc.
10611 Harwin Drive, Suite 402
Houston, TX  77036

	RE:	Form 10-K for the fiscal year ended July 31, 2004
		Form 10-Q for the period ended January 31, 2005
			File No. 0-29278

Dear Mr. Hatcher:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JULY 31, 2004

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management`s Discussion and Analysis

2. We note that you summarize quarterly financial information in Note
14. Please discuss any seasonal aspects of your business which have had a material effect on your financial condition or results of operation. See instruction 5 to Item 303(b) of Regulation S-K and paragraph 30(c) of APB 28.


Results of Operations, page 14

3. Please disclose the extent to which acquisitions, changes in prices, amounts of shipments, or the introduction of new products contributed to fluctuations in revenues. Refer to Item
303(a)(3)(iii) of Regulation S-K.

4. Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, selling, general and administrative expenses increased in fiscal 2004 due to the acquisition of the Wood Protection Products distribution business, increased amortization of the cost of your animal health and penta acquisitions, and compensation of new personnel to support those acquisitions; please quantify each of these factors. Refer to Item
303(a)(3)(i) of Regulation S-K and Financial Reporting
Codification
501.04.

5. Your discussion of gross profit on page 15 indicates that you starting reselling penta blocks in December 2003 after signing a long term supply agreement. Please disclose how you report these revenues and corresponding costs of sales given the provisions of EITF 99-19.


Liquidity and Capital Resources

Contractual Obligations, page 19

6. Please revise your table of contractual obligations to include the following:

* Estimated interest payments on your debt;
* Estimated payments under interest rate swap agreements; and
* Planned funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.


Financial Statements

7. Please display comprehensive income and its components in a financial statement, which should have the same prominence as other financial statements. Refer to paragraph 22 of SFAS 130.


Note 1.  Summary of Significant Accounting Policies, page 29

8. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.


Foreign Currency Translation, page 30

9. Given the guidance provided in paragraphs 5 through 8 of SFAS
52,
tell us how you determined it is appropriate to use the U.S. dollar as the functional currency for each of your foreign operations. Also, please tell us how your accounting of KMEX, which is discussed in Note 5, complies with SFAS 52.


Segment Reporting, page 31

10. Given the manner you present yourself in Item 1 (Business) in which you discuss entering into three different types of businesses
(wood preserving chemicals, animal health pesticides, and agricultural chemicals) through acquisitions, it appears that you may have aggregated certain operating segments in arriving at your reportable segment. If you have aggregated operating segments, please explain to us how these operating segments met the aggregation criteria of paragraph 17 of SFAS 131. Please help us understand how you determined you have one reportable segment under SFAS 131.


Note 2.  Acquisitions, page 32

11. Given the purchase price of the Wood Protection Products acquisition was $7.2 million, which represents approximately 22% of your total assets at July 31, 2003, please help us understand how you determined you did not need to provide any financial statements of businesses acquired pursuant to Rule 3-05 of Regulation S-X.

12. In June 2004, you purchased creosote product registrations as well as the Ravap tradename and inventory. Tell us how you accounted for these transactions. Your explanation should refer to the accounting guidance used to determine the appropriate accounting.


Note 7.  Intangible and Other Assets, page 36

13. For each of the intangible assets not subject to amortization, please address the following:
* Tell us how you determined they have an indefinite life;
* Tell us what life was being used for amortization purposes prior to the adoption of SFAS 142; and
* Disclose how you assess your indefinite-lived assets for impairment in accordance with paragraph 17 of SFAS 142 and EITF 02-7.


Note 13.  Stockholders` Equity, page 40

14. You state that the numerators and denominators of basic and diluted earnings per share computations take into account vested stock options whose strike price is less than the market price in accordance with SFAS No. 128. We remind you that paragraph 17 of SFAS 128 states that equivalents of options and warrants, which should be included in the calculation of diluted earnings per share amounts, include nonvested stock granted to employees, stock purchase contracts, and partially paid stock subscriptions. Please tell us how your calculation of diluted earnings per share complies with paragraphs 11 through 35 of SFAS 128. Please also confirm that all warrants and options, including those issued to nonemployees, were included in your calculation of diluted earnings per share. For example, we would expect the options issued as part of the consideration for the Wood Protection Products acquisition to be included in your calculation of diluted earnings per share.



Note  14. Selected Quarterly Financial Data, page 44

15. Please disclose in a footnote to the quarterly financial data the nature of any adjustments that are material to the results of a particular quarter. In this regard, we note that you incurred an operating loss in the second quarter of fiscal 2004. See Item 302(a)(3) of Regulation S-K.

Schedule II - Valuation and Qualifying Accounts, page 48

16. Please describe the column entitled "Deductions" in a footnote to the schedule or in the column heading as appropriate. See Rule
12-09
of Regulation S-X for guidance.

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2005

Comment applicable to your overall filing

17. Please address the comments above in your interim filings as well.

Management`s Discussion and Analysis

Results of Operations, page 8

18. In your discussion of gross profit on page 9, you state that you received calendar year end volume incentives from one supplier.
Disclose how you account for these incentives based on the guidance provided by EITF 02-16.

Exhibit 31.1 and 31.2

19. Please ensure that Item 4(c) refers to the changes in your internal control over financial reporting that occurred during the most recent quarter. Refer to Item 601(b)(31) of Regulation S-K.


*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 942-
1860,
or Nudrat Salik, Review Accountant, at (202) 942-7769, or in their absence, to the undersigned at (202) 942-1774.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr. David L Hatcher
March 31, 2005
Page 6 of 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE